# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Veradigm Inc., CIK 0001124804
CUSIP: 01988P108
Title of class of securities: Common Stock, par value $0.01 per share (the "Common Stock")
Address of issuer's principal executive offices: 222 MERCHANDISE MART PLAZA, SUITE 2024, CHICAGO, Illinois (IL), 60654
Date of event which requires filing of this statement: 01/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001801265

## Reporting persons
- Madison Avenue International LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,167,999; sole dispositive power 0; shared dispositive power 7,167,999; aggregate amount beneficially owned 7,167,999 (6.6% of the class)
- Madison Avenue Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,167,999; sole dispositive power 0; shared dispositive power 7,167,999; aggregate amount beneficially owned 7,167,999 (6.6% of the class)
- EMAI Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,167,999; sole dispositive power 0; shared dispositive power 7,167,999; aggregate amount beneficially owned 7,167,999 (6.6% of the class)
- Madison Avenue GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,167,999; sole dispositive power 0; shared dispositive power 7,167,999; aggregate amount beneficially owned 7,167,999 (6.6% of the class)
- Caraway Jackson Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,167,999; sole dispositive power 0; shared dispositive power 7,167,999; aggregate amount beneficially owned 7,167,999 (6.6% of the class)
- Eli Samaha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,167,999; sole dispositive power 0; shared dispositive power 7,167,999; aggregate amount beneficially owned 7,167,999 (6.6% of the class)

## Item 1. Issuer
Name of issuer: Veradigm Inc.
Address of issuer's principal executive offices: 222 MERCHANDISE MART PLAZA, SUITE 2024, CHICAGO, IL, 60654

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

* Madison Avenue International LP,

* Madison Avenue Partners, LP,

* EMAI Management, LLC,

* Madison Avenue GP, LLC,

* Caraway Jackson Investments LLC, and

* Eli Samaha.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 150 East 58th St, 14th Fl, New York, NY 10155.
Citizenship: Madison Avenue International LP is a Cayman Islands exempted limited partnership. Madison Avenue Partners, LP is a Delaware limited partnership. Each of EMAI Management, LLC, Madison Avenue GP, LLC and Caraway Jackson Investments LLC is a Delaware limited liability company. Mr. Samaha is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
As of January 29, 2026, Madison Avenue International LP beneficially owned 7,167,999 shares of Common Stock.
Madison Avenue Partners, LP and Madison Avenue GP, LLC, as the investment manager and general partner of Madison Avenue International LP, respectively, may be deemed to be the beneficial owner of the Common Stock owned directly by Madison Avenue International LP.
EMAI Management, LLC, as the general partner of Madison Avenue Partners, LP, may be deemed to be the beneficial owner of the Common Stock owned directly by Madison Avenue International LP.
Caraway Jackson Investments LLC, as the owner of Madison Avenue GP, LLC, may be deemed to be the beneficial owner of the Common Stock owned directly by Madison Avenue International LP.
Mr. Samaha, as the non-member manager of Madison Avenue GP, LLC, the managing member of EMAI Management, LLC, and the majority owner of Caraway Jackson Investments LLC, may be deemed to be the beneficial owner of the Common Stock owned by Madison Avenue International LP.
Percent of class:
The following percentage is based on 108,900,000 shares of Common Stock outstanding as of September 29, 2025, as disclosed in the Issuer's press release, dated September 30, 2025, attached as Exhibit 99.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2025.
As of January 29, 2026, the Reporting Persons may be deemed to have beneficially owned approximately 6.6% of the outstanding Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Madison Avenue International LP: /s/ Eli Samaha, Eli Samaha, as Manager of Madison Avenue GP, LLC, the General Partner (01/29/2026)
- Madison Avenue Partners, LP: /s/ Eli Samaha, Eli Samaha, as Managing Member of EMAI Management, LLC, the General Partner (01/29/2026)
- EMAI Management, LLC: /s/ Eli Samaha, Eli Samaha, as Managing Member (01/29/2026)
- Madison Avenue GP, LLC: /s/ Eli Samaha, Eli Samaha, as Manager (01/29/2026)
- Caraway Jackson Investments LLC: /s/ Eli Samaha, Eli Samaha, as Member (01/29/2026)
- Eli Samaha: /s/ Eli Samaha, Eli Samaha (01/29/2026)